EXHIBIT 2.4

CERTAIN PORTIONS OF THIS EXHIBIT (INDICATED BY [***]) HAVE BEEN EXCLUDED PURSUANT TO ITEM 601(B)(10) OF REGULATION S-K BECAUSE THEY ARE BOTH NOT MATERIAL AND ARE THE TYPE THAT THE COMPANY TREATS AS PRIVATE AND CONFIDENTIAL.

LOCAL ASSET PURCHASE AGREEMENT

among:

Senseonics, Incorporated (hereinafter “Purchaser Parent”), Senseonics Deutschland GmbH (hereinafter the “Purchaser Affiliate”), Ascensia Diabetes Care Holdings AG (hereinafter the “Seller Parent”),

and

Ascensia Diabetes Care Deutschland GmbH (hereinafter the “Seller Affiliate”)

Dated as of March 12, 2026

TABLE OF CONTENTS

Page

1. Definitions1

2. Sale and Purchase of Assets1

3. Purchase Price3

4. Closing; Closing Date3

5. Closing Conditions3

6. Termination/Exclusive Remedies4

7. Requirements for the Transfer of Assets at Closing4

8. Employment Matters5

9. Pensions and Value Time Accounts6

10. Transfer of Benefits; Covenants8

11. Representations and Warranties8

12. Taxes10

13. Termination/Exclusive Remedies10

14. Miscellaneous10

i

THIS LOCAL ASSET PURCHASE AGREEMENT (the “Agreement”), dated as of March 12, 2026 (the “Signing Date”), is by and among Ascensia Diabetes Care Holdings AG, a company organized under the laws of Switzerland (hereinafter “Seller Parent”), which is the ultimate parent company of the Seller Affiliate, Ascensia Diabetes Care Deutschland GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) incorporated in Leverkusen, registered with the commercial register of the local court of Cologne under HRB 86819 and registered business address at Marie-Curie-Strasse 5, 51377 Leverkusen Germany (the “Seller Affiliate” and together with Seller Parent, the “Seller Parties”), Senseonics, Incorporated, a Delaware corporation (hereinafter “Purchaser Parent”), the ultimate parent company of the Purchaser Affiliate and Senseonics Deutschland GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) incorporated under the Laws of Germany, registered with the commercial register of the local court of Munich under HRB 307667 and registered business address at Erika-Mann-Straße 63, 80636 Munich (the “Purchaser Affiliate” and together with Purchaser Parent, the “Purchaser Parties”). The Purchaser Parties and Seller Parties are collectively referred to herein the “Parties” and each of them a “Party”. Any capitalized terms used in this Agreement and not herein defined shall have the meaning assigned to such terms in the Master Purchase Agreement attached hereto as Annex A.

Preamble

A.Seller Parent and Purchaser Parent have entered into a Master Asset Purchase Agreement, dated December 31, 2025 (as may be amended from time to time, the “Master Purchase Agreement”), pursuant to which, among other things, Seller Parent agreed to sell, or cause one or more of its Affiliates (including Seller Affiliate), to sell to Purchaser Parent or one or more of its Affiliates (including Purchaser Affiliate), certain CGM Activities (as defined in the Master Purchase Agreement) in particular through the sale of certain assets of certain affiliates of Seller Parent.
B.Seller Affiliate owns the right, title and interest to the Specified European Assets located in Germany representing its business (going concern) of marketing, selling and distributing the Products in Germany (collectively, the “Germany Purchased Assets”) and desires to sell them to Purchaser Affiliate, and Purchaser Affiliate wishes to purchase from Seller Affiliate, the Germany Purchased Assets and, in connection therewith, Purchaser Affiliate is willing to assume the Germany Assumed Liabilities (jointly with the Germany Purchased Assets, the “Germany Business”), in each case, upon the terms and subject to the conditions set forth in this Agreement and the Master Purchase Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth in this Agreement and the Master Purchase Agreement, the Parties agree as follows:

1.Definitions. Unless otherwise expressly stated in this Agreement, terms used but not defined herein shall have the meanings assigned to them in the Master Purchase Agreement. The following terms, used in this Agreement, have the following meanings:

“Closing” shall mean the consummation of the transactions set forth in Section 4 of this Agreement.

“Closing Date” shall mean the date of Closing as provided for in Section 4 of this Agreement.

“Products” shall mean the following Purchaser proprietary products currently marketed under the brand “Eversense”: (a) Eversense® CGM System (90-day product); (b) Eversense® XL CGM System (180-day product outside the US); (c) Eversense XL 2.0; (d) Eversense E3, if it´s not already covered by Eversense XL 2.0 and (e) extended Eversense 365-day product (Rome 1 & Rome 2).

2.Sale and Purchase of Assets.

2.1Purchased Assets. At the Closing and with effect as of the Closing Date and subject to the conditions set forth in Section 5 of this Agreement and Section 5 of the Master Purchase Agreement (Conditions Precedent to the Closings), the Seller Affiliate hereby sells, grants, conveys, transfers, assigns and delivers to the Purchaser Affiliate and the Purchaser Affiliate hereby accepts, purchases, assumes and acquires from the Seller Affiliate (free and clear of all Encumbrances) with effect in rem (dingliche Einigung) all right, title and interest in and to the Germany Purchased Assets, including such assets listed on Schedule 2.1(a) (“Purchased Movable Assets”) and Schedule 2.1(b) (the “Germany Transferred Contracts”). For the avoidance of doubt, the Germany Purchased Assets, shall also include such assets, contracts or rights which are exclusively related to, or used by the Seller Affiliate in connection with, the operation or conduct of the Germany Business and not otherwise included on Schedule 2.1(a), Schedule 2.1(b), or Schedule 2.5.
2.2Excluded Assets. Notwithstanding anything in Section 2.1 of this Agreement to the contrary, Seller Affiliate is not selling, assigning, transferring, conveying or delivering, and Purchaser Affiliate is not purchasing, acquiring or accepting from Seller Affiliate and, for the avoidance of doubt, the Germany Purchased Assets shall not include any of the Excluded Assets.
2.3Assumed Liabilities. Upon and subject to the terms, conditions, representations and warranties of the Seller Affiliate contained herein and the terms and conditions of the Master Purchase Agreement, including, without limitation, Section 1.5(a) of the Master Purchase Agreement (Excluded Liabilities), Section 1.9 of the Master Purchase Agreement (Transfer Taxes), Section 1.10 of the Master Purchase Agreement (European CGM Activities), Section 8.5 of the Master Purchase Agreement (Contract Matters), and Section 8.6 of the Master Purchase Agreement (Misallocated Assets) Purchaser Affiliate hereby assumes as of the Closing Date (collectively, the “Assumed Liabilities”): (i) the Liabilities and obligations under the Germany Transferred Contracts, but (1) only to the extent arising out of obligations performed or required to be performed by Purchaser Affiliate under such Germany Transferred Contracts after the assignment and transfer of such Germany Transferred Contracts on the Closing (or in the case of the assignment and/or transfer after the Applicable Closing, the date of such assignment and/or transfer) and not on or before such date, (2) only to the extent such obligations do not arise from or relate to any breach by any member of the Seller Parties of any provision of any of such Germany Transferred Contracts, and (3) only to the extent such obligations do not arise from or relate to any event, circumstance or condition occurring or existing on or prior to the Closing Date that, with notice or lapse of time, would constitute or result in a breach of any of such Germany Transferred Contracts; (ii) liabilities accruing, arising out of or relating to the conduct or operation of the Germany Business or the ownership or use of the Germany Purchased Assets, solely to the extent such liabilities arise or accrue after the Closing; (iii) all liabilities and obligations in respect of the Germany Transferred Employees solely on a going-forward basis after the Closing Date (the “Germany Assumed Liabilities”)
2.4Excluded Liabilities. Other than, after the Closing Date, the Germany Assumed Liabilities as provided for in Section 2.3 of this Agreement, Purchaser Affiliate shall not assume, and shall have no liability for any Liabilities of the Seller Affiliate of any kind, character or description, whether accrued, absolute, contingent or otherwise, it being understood that the Purchaser Affiliate is expressly disclaiming any express or implied assumption of any Liabilities other than after the Closing Date, the Germany Assumed Liabilities; all the above subject to the terms and conditions and limitations set forth in the Master Purchase Agreement.
2.5Employees. The Purchaser Affiliate, as a result of the succession of the business provided for in the applicable labor legislation, succeeds the Seller Affiliate in the contracts with all employees as allocated to the Germany Business and anonymously listed in Schedule 2.5, (all employees being the “Germany Employees”) as far as such employees will accept employment with Purchaser Affiliate and whose employment therefore shall be transferred to Purchaser Affiliate as of the Closing Date (the transferring employees being the “Germany Transferred Employees”), including all rights and obligations arising from or in connection with any collective bargaining agreements (Tarifverträge), works agreements (Betriebsvereinbarungen), company practices (betriebliche Übungen), and other collective arrangements (kollektive Bestimmungen) applicable to such Germany Transferred Employees.

3.Purchase Price.
3.1Germany Purchase Price. As consideration for the sale, transfer, conveyance, assignment and delivery to the Purchaser Affiliate of the Germany Purchased Assets, the Purchaser Affiliate will pay (or cause to be paid) to the Seller Affiliate (or, in the case of a negative Germany Purchase Price, the Seller Affiliate will pay or cause to be paid to the Purchaser Affiliate) at the Closing (by wire transfer of immediately available funds), the Net Book Value of the Germany Business calculated in accordance with Section 1.5 (Purchase Price; Payment of Purchase Price; Adjustment of Purchase Price) of the Master Purchase Agreement (the “Germany Purchase Price”), subject to the terms, conditions and adjustments set forth therein. All Transfer Taxes, if any, shall be paid in accordance with the allocation in the Master Purchase Agreement.
3.2Authorization. Purchaser Parent is authorized by the Purchaser Affiliate, with the express consent of the Seller Affiliate, to conduct payment of the Germany Purchase Price pursuant to this Agreement and Seller Parent is authorized by the Seller Affiliate with the express consent of the Purchaser Affiliate, to receive payment of the Germany Purchase Price pursuant to this Agreement.
4.Closing; Closing Date. Unless otherwise designated by the Parties, the closing of the purchase of the Germany Business by Purchaser Affiliate (the “Closing”), shall take place remotely via the exchange of documents and signatures following the satisfaction and/or waiver of the Closing Conditions (as defined below) and Section 5 of the Master Purchase Agreement (Conditions Precedent to the Closings) (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction and/or waiver of such conditions) or at such other place, time or date as may be mutually agreed upon in writing by Seller Affiliate and Purchaser Affiliate. For purposes of this Agreement, “Closing Date” shall mean the time and date as of which the Closing actually takes place. After the Closing has taken place, Seller Affiliate and Purchaser Affiliate shall confirm in a written document, to be jointly executed (at least in duplicate) substantially in the form of the draft attached as Exhibit 4 (the “Closing Confirmation”) that the Closing Conditions and Section 5 of the Master Purchase Agreement (Conditions Precedent to the Closings) (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction and/or waiver of such conditions) have been satisfied or waived and that the Closing has occurred. For the avoidance of doubt, the legal effect of the Closing Confirmation shall be limited to serving as evidence that all Closing actions have been taken or waived and that the Closing has occurred, but the execution of the Closing Confirmation shall not limit or prejudice the rights of the Parties arising under this Agreement or under applicable Law.
5.Closing Conditions.
5.1Condition Precedent. The obligations of the Parties hereto to effect the Closing and consummate the transactions contemplated hereby shall be subject to the confirmation and satisfaction or waiver at or prior to the Closing Date of all the applicable conditions set forth in Section 5 of the Master Purchase Agreement (Conditions Precedent to the Closings) and each of the following conditions (the “Closing Conditions”):
5.1.1Contract Transfers: Seller Affiliate has provided to Purchaser Affiliate written proofs of the consents to the assignment or other form of contract transfer of each of the Germany Transferred Contracts related to the Germany Business and the respective framework agreements for supplies and services (Rahmenverträge über Lieferungen und Leistungen) of all mail order companies being a contractual party of Seller Affiliate for the Germany Business.
5.1.2Order to Cash and Delivery. Purchaser Parent and Purchaser Affiliate shall have established the procedures and systems that are operational and validated to issue invoices through its enterprise resource planning (ERP) system and facilitate the delivery of the Products and related documentation to customers, and shall have established the processes and obtained all applicable Governmental Authorizations in Germany, collectively to conduct order, billing and delivery consistent with applicable regulatory and tender requirements (the “Order to Cash and Delivery Processes”).
5.1.3Pension Assumption. Purchaser Parent and Purchaser Affiliate shall have established accounts or appropriate registrations with all necessary pension authorities or providers and obtained all applicable Governmental Authorizations in Germany necessary to assume the Germany Pension Liabilities and to facilitate ongoing contributions to pension schemes applicable to the Germany Transferred Employees after the Closing (the “Pension Setup”)
6.Termination/Exclusive Remedies. The termination provisions set forth in Section 6 of the Master Purchase Agreement shall apply hereto and the Parties may only resort to the remedies as provided for under the Master Purchase Agreement. The Parties expressly waive any other remedies.
7.Requirements for the Transfer of Assets at Closing. The Seller Affiliate shall transfer and deliver the Germany Purchased Assets to the Purchaser Affiliate on the Closing Date and hereby covenants to the Purchaser Affiliate that it will execute and do (or procure to be executed and done by any other necessary party) all such things as are required pursuant to Section 1.10(d) of the Master Purchase Agreement.
7.1.1If and insofar as third party rights under a retention of title exist (Vorbehaltseigentum) with respect to any of the Purchased Movable Assets, Seller Affiliate and Purchaser Affiliate hereby agree on a transfer and assignment of any and all respective expectancy rights (Anwartschaftsrechte) with regard to full title from Seller Affiliate to the Purchaser Affiliate, subject to the condition precedent of the payment of the Germany Purchase Price in accordance with the Master Purchase Agreement.
7.1.2Seller Affiliate will grant possession of the Purchased Movable Assets which are in possession of Seller Affiliate at the Closing Date to Purchaser Affiliate without undue delay after Closing has occurred. To the extent that certain Purchased Movable Assets as listed in Schedule 2.1(a) (including the underlying release terms) are in third party possession at the Closing Date, Seller Affiliate hereby assigns to Purchaser Affiliate its repossession claim (Herausgabeanspruch) against the respective third party in accordance with §§ 929, 931 German Civil Code (Bürgerliches Gesetzbuch - BGB); Purchaser Affiliate hereby accepts such assignment.
7.2Contractual Relationships.
7.2.1Specification of Contractual Relationships. Seller Affiliate sells to Purchaser Affiliate through the assumption of contract with full discharge of the original contractual party and debts as a part of going concern (im Wege der Vertragsübernahme mit befreiender Wirkung) as of the Closing Date all rights and obligations resulting from those contracts and contractual offers of the Germany Business (“Contractual Relationships”) which either (i) did not exist on the Signing Date but existed on the Closing Date and were thus not included in Schedule 7.2.1 or (ii) were in existence on the Signing Date but were inadvertently not included in Schedule 7.2.1, provided in each case of (i) and (ii) above that such Contractual Relationships exclusively or predominantly relate to the Germany Business and were entered into in the ordinary course of business consistent with past practice and without any breach of the Master Purchase Agreement. Such Schedule shall be updated reasonably in advance of the Closing Date. Purchaser Affiliate shall assume liabilities arising from or in connection with any of the Contractual Relationships pursuant to this Section 7.2.1.
7.2.2No Further Assumption of Contractual Relationships. Purchaser Affiliate does not assume any contractual relationships other than the Contractual Relationships specified in Section 7.2.1 of this Agreement.

8.Employment Matters.
8.1Transfer of Employment Relationships by Operation of Law.
8.1.1The Parties assume that the sale and purchase of the Germany Purchased Assets pursuant to this Agreement will constitute, on the Closing Date, a transfer of undertaking (Betriebsübergang) within the meaning of § 613a BGB with regard to the employment relationships of Germany Employees, who will therefore transfer (subject to the Germany Employee’s statutory right to object to the transfer) to Purchaser Affiliate on or after the Closing Date with all related rights and obligations by operation of § 613a BGB (such Germany Employees transferring to be the Germany Transferred Employees) (the “Transfer”).
8.1.2Prior to Closing Date, Seller Affiliate shall ensure that the Germany Employees are allocated to the undertaking (Betrieb) within the meaning of § 613a BGB which is subject to the Transfer.
8.1.3The Parties assume that Seller Affiliate’s employment relationships transferring to Purchaser Affiliate according to § 613a BGB are those existing with the Germany Employees listed in Schedule 2.5.
8.2Information to Germany Employees. Seller Affiliate and Purchaser Affiliate shall inform each of the Germany Transferred Employees of the Transfer in a joint letter in accordance with § 613a para. 5 BGB. With respect to such joint information Seller Affiliate and Purchaser Affiliate agree as follows:
8.2.1Promptly after signing of this Agreement (and no later than [***] after the date hereof), Seller Affiliate and Purchaser Affiliate shall agree on the wording of the joint information letter and provide each other with complete and accurate information as required to effect the information of Germany Employees in accordance with applicable Law;
8.2.2Seller Affiliate shall deliver the joint information letter to Germany Employees [***] and shall use reasonable efforts to cause the Germany Employees not to object to the transfer of their employment to the Purchaser Affiliate. For the avoidance of doubt, it is hereby expressly clarified that Seller Affiliate does not guarantee or warrant that anyone from the Germany Employees will not object to the transfer of his or her employment to the Purchaser Affiliate;
8.2.3Seller Affiliate and Purchaser Affiliate shall notify each other without undue delay in writing about any objections, complaints or enquiries of Germany Employees in connection with the transfer of their employment and make available to each other complete copies of any related correspondence.
8.2.4Promptly following the expiry of the time limit for objections to the Transfer [***], Seller’s Affiliate shall provide Purchaser Affiliate with a comprehensive list of all Germany Employees having objected to the Transfer.
8.2.5Each of Seller Affiliate and Purchaser Affiliate shall be responsible for such portions to the information letter which are within the sphere or under the control of the respective Party.
8.3Transferring Employee Information. Seller Affiliate shall deliver to Purchaser Affiliate on the Closing Date all names, documents, files, tapes, microfilms, data and other similar materials, in each case whether or not in electronic form, with respect to personnel data of the Germany Transferred Employees (the “Transferred Employees Information”), provided, that Seller Affiliate shall be entitled to retain a copy of the Transferred Employees Information that must be maintained by the Seller Affiliate under applicable Law.
8.4Excluded Employees. If, contrary to the expectations of the Parties, one or more employees of Seller Affiliate who are not a Germany Employee (the “Excluded Employees”) transfer to Purchaser

Affiliate by virtue of § 613 a BGB, Seller Affiliate is obliged to offer any such Excluded Employees an employment relationship on an individual contractual basis on terms at least equivalent to the Excluded Employees existing terms of employment in effect on the Closing Date.
8.5Works Council Consultation. The Parties acknowledge that measures under this Agreement will constitute a material change of business (Betriebsänderung) within the meaning of § 111 of the German Works Constitution Act (Betriebsverfassungsgesetz - BetrVG) and will therefore trigger participation rights of Seller Affiliate’s works council under §§ 111 to 113 BetrVG. Seller Affiliate shall use its reasonable endeavors to implement the material change of business and Purchaser Affiliate shall use its reasonable endeavors to support Seller Affiliate in such implementation.
8.6Indemnification.
8.6.1Certain indemnification obligations of Seller Parent and Seller Affiliate, as applicable, with respect to matters arising under or relating to this Agreement are set forth on Schedule 7.2(f) of the Master Purchase Agreement, as amended. Notwithstanding anything to the contrary herein, the Laws of Germany shall apply solely to the extent necessary to determine the existence, nature, and amount of any Damages (as defined in the Master Purchase Agreement) owed to Purchaser Parent or Purchaser Affiliate pursuant to Schedule 7.2(f) and shall have no application to any procedural, administrative, or process-related aspects of any indemnification claim brought thereunder. All matters relating to indemnification procedures, processes, and dispute resolution, including without limitation the assertion, defense, settlement, and resolution of indemnification claims, shall be governed exclusively by the Master Purchase Agreement and the Laws of the State of New York, including but not limited to Section 7.5 of the Master Purchase Agreement (Exclusivity of Indemnification Remedies), Section 7.6 of the Master Purchase Agreement (Indemnification Procedures), Section 7.7 of the Master Purchase Agreement (Tax Treatment of Indemnification Payments), and Section 9.7 of the Master Purchase Agreement (Governing Law; Dispute Resolution).
8.6.2The Parties hereby acknowledge and agree that the indemnification provisions set forth in the Master Purchase Agreement shall contractually cover the execution of the transfer of employment relationships by operation of law under this Local Purchase Agreement. Any indemnification obligation expressly provided under this Local Purchase Agreement shall be understood as a consistent interpretation of the indemnification obligations under the Master Purchase Agreement. Nothing in this Local Purchase Agreement shall be construed to reduce, restrict, or otherwise limit Seller Parent’s or Seller Affiliate’s indemnification obligations under the Master Purchase Agreement below a level as agreed in the Master Purchase Agreement. Nothing in this Local Purchase Agreement shall be construed to extend or broaden or otherwise create any Seller Parent’s or Seller Affiliate’s indemnification obligations under the Master Purchase Agreement above a level as agreed in the Master Purchase Agreement. In no event shall Purchaser Parent or Purchaser Affiliate be entitled to recover, or shall Seller Parent or Seller Affiliate be obligated to pay, more than once for any Damages arising out of the same facts, circumstances, events, or occurrences, regardless of whether such recovery is sought under this Agreement or the Master Purchase Agreement.
9.Pensions and Value Time Accounts.
9.1Pension Matters. All company pension entitlements of the Germany Transferred Employees shall transfer to Purchaser Affiliate by operation of Law. Purchaser Affiliate will continue such pension entitlements in accordance with applicable Law, including the Act for the Improvement of Company Pensions (Gesetz zur Verbesserung der betrieblichen Altersversorgung- BetrAVG) and will assume any commitments and liabilities towards Germany Transferred Employees to provide pension and other retirement benefits (“Germany Pension Liabilities ”) as of the Closing Date.

9.2Value Time Accounts.
9.2.1On or prior to Closing, Seller Affiliate shall provide Purchaser Affiliate with a complete and accurate schedule of all value time accounts (Zeitwertkonten) and corresponding value credits (Wertguthaben) maintained for the benefit of the Germany Transferred Employees, as of the Closing Date, including (i) the identity of each participating employee, (ii) the current balance of each account, (iii) a summary of the underlying arrangements, (iv) details of the insolvency protection arrangements in place, and (v) confirmation of compliance with Section 7d SGB IV and all applicable tax and social security laws.
9.2.2To the extent permitted by applicable Law, in particular Section 7f of the German Social Code IV (Sozialgesetzbuch IV – SGB IV), all value time accounts (Zeitwertkonten) and any corresponding value credits (Wertguthaben) maintained by Seller Affiliate for the benefit of the Germany Transferred Employees shall, as of the Closing Date, be transferred to Purchaser Affiliate together with all associated rights, obligations, commitments and liabilities, and Purchaser Affiliate shall assume and continue such value time accounts in accordance with applicable Law and the underlying arrangements. Seller Affiliate shall use reasonable efforts to cooperate with Purchaser Affiliate and to assist Purchaser Affiliate in all actions reasonably necessary to effect such transfer, including obtaining any required consents from employees, trustees, or third-party administrators.
9.2.3If and to the extent that such transfer is not legally permissible or practically feasible under applicable Law or the relevant contractual arrangements, Seller Affiliate shall, in compliance with Section 7f SGB IV and all applicable tax and social security laws, settle or otherwise legally convert the relevant value credits for the benefit of the affected Germany Transferred Employees prior to or on the Closing Date, or thereafter as soon as practically possible, in which case Purchaser Affiliate shall not assume any obligations in respect of such value time accounts and the economic burden of the relevant value credits shall remain with Seller Affiliate.
9.2.4Value credits under value time accounts shall not be taken into account under any other pension or employee benefit adjustment or mechanism under this Agreement.
9.3Transfer of Insurance. Seller Affiliate shall, as of the Closing Date, transfer and assign to Purchaser Affiliate all existing direct insurance (Direktversicherungen) and, if any, indirect pension insurance (Rückdeckungsversicherungen) Contracts maintained in respect of Germany Transferred Employees for company pension purposes, together with the Seller Affiliate’s policyholder status (Versicherungsnehmerstellung). Purchaser Affiliate hereby agrees to accept such transfer. Each Party shall make all declarations and take all actions reasonably required to effect the transfer and assignment of such insurance contracts and the Seller Affiliate’s policyholder status to Purchaser Affiliate as of the Closing Date.
9.4Pension Amount. The value of all Germany Pension Liabilities and any other pension commitments pertaining to the Germany Transferred Employees (the “Germany Pension Amount”) shall, [***] be calculated by means of an actuarial assessment (Pensionsgutachten) to be prepared by a nationally recognized actuarial firm mutually agreed by the Parties, (acting as an expert and not as an arbitrator) applying IFRS (or other generally accepted accounting standards as used by Seller Affiliate in its most recent group consolidation) and consistent with Seller Affiliate’s past practice for pension accounting (the “Actuarial Assessment”). The calculation made pursuant to this Section 9.4 shall not comprise claims of Germany Transferred Employees for which the Seller Parent or Seller Affiliate has transferred to the Purchaser Affiliate existing direct insurance (Direktversicherungen) and indirect pension insurance (Rückdeckungsversicherungen) contracts, if any, in accordance with Section 9.3 of this Agreement. Any underfunding or deficit of the Germany Pension Amount identified in the Actuarial Assessment relating to any period on or prior to the Closing Date shall be considered an Excluded Employee Liability.

10.Transfer of Benefits; Covenants.
10.1Transfer of Benefits. The economic benefits with regard to the Germany Purchased Assets shall be transferred to the Purchaser Affiliate as of the Closing Date notwithstanding any delay in completing the formalities of title transfer under applicable Law.
10.2Cooperation Related to Germany Employees. From the date hereof until and after the Closing, Seller Affiliate shall, and shall cause its Affiliates to, cooperate in good faith with Purchaser Affiliate and its Affiliates to facilitate the transfer of Germany Employees in accordance with applicable Law (§ 613a BGB). Such cooperation by Seller Affiliate and its Affiliates shall include but not be limited to:
10.2.1Providing all required employee information and documentation to Purchaser Affiliate in a timely manner (subject to applicable Law, including data protection and employment privacy Laws).
10.2.2Assisting with mandatory employee notifications and consultations with works councils or employee representatives.
10.2.3Executing any local transfer agreements or ancillary documents necessary to effectuate the transfer of the Germany Employees.
10.2.4Maintaining employment terms and conditions of Germany Employees as applicable at the date hereof. Any amendment of the terms and conditions of employment (except adjustments to salaries and incentive compensation in the ordinary and usual course of business), including by collective bargaining agreement or works agreements, requires prior written consent of Purchaser Affiliate.
10.2.5Coordinating with Purchaser Affiliate on timing and communications to ensure compliance with statutory notice periods and consultation obligations.
10.2.6Seller Affiliate shall not take any action that would impede or delay the transfer of employees and shall promptly notify Purchaser Affiliate of any issues or objections raised by employees or authorities in Germany.
10.3Order to Cash and Order to Delivery. Purchaser Parent and Purchaser Affiliate shall use commercially reasonable efforts to implement the Order to Cash and Delivery Processes [***].
10.4Pension Setup. Purchaser Parent and/or Purchaser Affiliate shall have established accounts or appropriate registrations with all necessary pension authorities, providers and/or administrators, obtained all applicable Governmental Authorizations in Germany necessary to assume the Germany Pension Liabilities and facilitate ongoing contributions to pension schemes applicable to the Germany Transferred Employees after the Closing, and entered into such other arrangements with respect to the Germany Pension Liabilities to be able to transfer the Germany Transferred Employees to Purchaser Affiliate (the “Pension Setup”).
11.Representations and Warranties.
11.1Representations and Warranties of the Seller Affiliate. The Seller Parties hereby represent and warrant to the Purchaser Parties as follows:
(a)The Seller Affiliate is duly organized and validly existing under the Laws of the jurisdiction of its incorporation or formation.
(b)The Seller Affiliate has the requisite corporate or similar power to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Seller Affiliate of this Agreement, the performance by the Seller Affiliate of its obligations hereunder and the consummation by the Seller Affiliate of the transactions contemplated hereby have been duly and validly authorized by all necessary organizational action with respect to the Seller Affiliate, each such authorization remains in full force and effect and no other corporate proceedings on the part of the Seller Affiliate are necessary therefor.
(c)This Agreement has been duly executed and delivered by the Seller Affiliate and, assuming the due execution hereof by the Purchaser Affiliate, this Agreement constitutes a legal, valid and binding obligation of the Seller Affiliate, enforceable against the Seller Affiliate in accordance with its terms, except to the extent enforceability may be limited by any applicable bankruptcy, reorganization, insolvency, moratorium or other similar applicable Laws affecting the rights of creditors generally.
(d)The Schedules to this Agreement provide sufficient specificity to enable transfer in rem under German Law.
11.2Representations and Warranties of the Purchaser Parties. The Purchaser Parties hereby represent and warrant to the Seller Parties as follows:
(a)The Purchaser Affiliate is duly organized and validly existing under the Laws of the jurisdiction of its incorporation or formation.
(b) The Purchaser Affiliate has the requisite corporate or similar power to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by the Purchaser Affiliate of this Agreement, the performance by the Purchaser Affiliate of its obligations hereunder and the consummation by the Purchaser Affiliate of the transactions contemplated hereby have been duly and validly authorized by all necessary organizational action with respect to the Purchaser Affiliate, each such authorization remains in full force and effect and no other corporate proceedings on the part of the Purchaser Affiliate are necessary therefor.
(c)This Agreement has been duly executed and delivered by the Purchaser Affiliate and, assuming the due execution hereof by the Seller Affiliate, this Agreement constitutes a legal, valid and binding obligation of the Purchaser Affiliate, enforceable against the Purchaser Affiliate in accordance with its terms, except to the extent enforceability may be limited by any applicable bankruptcy, reorganization, insolvency, moratorium or other similar applicable Laws affecting the rights of creditors generally.
11.3Representation and Warranties Subject to the Master Purchase Agreement. With respect to representations and warranties of the Seller Affiliate and the Purchaser Affiliate set forth in Sections 11.1 and 11.2 of this Agreement above and the representations and warranties set out in the Master Purchase Agreement, the duration and consequences of a breach thereof, the remedies of the Parties and the limitations of liability, the Master Purchase Agreement shall entirely apply to this Agreement unless otherwise stated in the Master Purchase Agreement. This Agreement shall not change, modify or alter any provision or clause of the Master Purchase Agreement and is not intended to novate, replace or otherwise amend the agreements, understanding, representations, obligations, covenants and/or warranties previously and/or concurrently executed between the Parties or that have been entered into on their behalf.

12.Taxes. All taxes and expenses incurred in connection with the Agreement shall be paid in accordance with the allocation in the Master Purchase Agreement.
13.Termination/Exclusive Remedies. The termination provisions set forth in Section 6 of the Master Purchase Agreement (Termination) shall apply hereto and the Parties may only resort to the remedies as provided for under the Master Purchase Agreement. The Parties expressly waive any other remedies.
14.Miscellaneous.
14.1Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.
14.2Waiver. Any of the terms or conditions of this Agreement which may be lawfully waived may be waived in writing at any time by each Party which is entitled to the benefits thereof. Any waiver of any of the provisions of this Agreement by any Party hereto shall be binding only if set forth in an instrument in writing signed on behalf of such Party. Neither the waiver by a Party hereto of a breach of or a default under any one or more of the provisions of this Agreement, nor the failure of a Party, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder shall thereafter be construed as a waiver of any subsequent breach or default of a similar nature, or as a waiver of any such provisions, rights or privileges hereunder.
14.3Amendment. This Agreement may not be amended, modified or supplemented except upon the execution and delivery of a written agreement executed by the Parties hereto and specifically referencing this Agreement. This also applies to changes of this Section 14.3 of this Agreement.
14.4Interpretation.
14.4.1The annexes to this Agreement are, for all intents and purposes, an integral part thereof, and, consequently, shall be binding on the Parties.
14.4.2All headings contained in this Agreement are solely for order and organization purposes and shall not entail any interpretation or limitation on the matters regulated by the provisions in which they are used.
14.4.3References to any Law or regulation shall be construed as references to such Law or regulation as the same may be amended, restated or replaced from time to time.
14.4.4The singular shall include the plural and vice versa.
14.4.5References to the words “include”, “including”, “in particular”, or any similar term or expression are not to be construed as implying any limitation and general words introduced by the word “other”

(or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things.
14.4.6The Parties have negotiated, drafted and assessed the rights and obligations of this Agreement jointly and with their advisers, and therefore no contra proferentem criteria shall be applicable in the interpretation of the Agreement.
14.5Assignment. The Parties shall not assign any of their rights or obligations under this Agreement whether by written agreement or by operation of Law (including by merger or sale of all or substantially all assets), without the prior written consent of the other Party; provided, however, that either Party may assign any and all of its rights or obligations under this Agreement to one or more of its Affiliates without the other Party’s prior written consent.
14.6Conflicts. In the event of a conflict between the provisions of this Agreement and the provisions of the Master Purchase Agreement, the Parties agree that the provisions of the Master Purchase Agreement shall prevail unless otherwise stated in the Master Purchase Agreement; provided, that the Parties hereby acknowledge and agree that Section 9 of this Agreement and Section 10 of this Agreement were intended to provide a local execution of the agreed steps under the respective sections of the Master Purchase Agreement. For the avoidance of doubt and with reference to Section 11.3, the Parties acknowledge that (i) Representation and Warranties have been agreed by Senseonics Holdings, Inc., Senseonics incorporated and Ascensia Diabetes Care Holdings AG in Section 2 of the Master Purchase Agreement and that (ii) indemnifications and remedies resulting from any breach of the rights and obligations set forth in this Agreement shall be governed by the indemnifications, remedies and other principles in accordance with the terms as set out in the Master Purchase Agreement. Unless stipulated otherwise herein and without prejudice to Section 9.8 (Successors and Assigns; Parties in Interest) of the Master Purchase Agreement, the provisions of the Master Purchase Agreement shall remain in full effect and fully apply to the transfers governed in this Agreement. The Parties acknowledge that, by agreeing to specific transfer provisions under this Agreement, they specifically override the Master Purchase Agreement (in each case only in respect to secure transfer, assignment, conveyance and delivery of Purchased Assets); in case of provisions in this Agreement cannot be consummated the Parties intend to proceed under the provisions of the Master Purchase Agreement.
14.7Governing Law.
14.7.1This Agreement shall be exclusively subject to and governed by the laws of Germany (without giving effect to principles of conflicts of laws). The United Nations Convention on Contracts for the International Sale of Goods does not apply to this Agreement. The Courts of Cologne shall have exclusive jurisdiction.
14.7.2Where a German term has been inserted in quotation marks and/or italics, it alone (and not the English term to which it relates) shall be authoritative for the purpose of the interpretation of the relevant English term in this Agreement. If the English legal meaning or the English legal concept of any of the terms used differs from the German legal meaning or the German legal concept, the German legal meaning or German legal concept shall prevail.
14.8Disputes. All disputes arising out of or in connection with this Agreement or its validity shall be finally settled in compliance with rules agreed in Section 9.7 of the Master Purchase Agreement (Governing Law; Dispute Resolution).
14.9Counterparts. This Agreement may be executed in one or more counterparts, including via electronic transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.

[Signature Page Follows.]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

SELLER AFFILIATE:
Ascensia Diabetes Care Deutschland GmbH

/s/ Matthew Stewart
Name: Matthew Stewart
Title: Managing Director of Germany / Commercial Leader DACH and Poland

SELLER PARENT:

Ascensia Diabetes Care Holdings AG
(two signatories required)
By: /s/ Koichiro Sato
Name: Koichiro Sato
Title: Chief Executive Officer
Ascensia Diabetes Care Holdings AG
(two signatories required)
By: /s/ Marieke Jansen
Name: Marieke Jansen
Title: General Counsel

[Signature Page to Local Asset Purchase Agreement (Germany)]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

PURCHASER AFFILIATE:
Senseonics Deutschland GmbH
By: /s/ Timothy T. Goodnow, Ph.D. Name: Timothy T. Goodnow, Ph.D.	Title: Director

By: /s/ Rick Sullivan
Name: Rick Sullivan
Title: Director
PURCHASER PARENT:
Senseonics, Incorporated
By: /s/ Timothy T. Goodnow, Ph.D.
Name: Timothy T. Goodnow, Ph.D.
Title: President and CEO

[Signature Page to Local Asset Purchase Agreement (Germany)]

Annex A

Master Purchase Agreement

[***]

(Annex A was omitted because it was previously filed as Exhibit 2.1 to the Company’s Form 10-K for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission on March 2, 2026).